 ALAMOS GOLD INC.

THIRD QUARTER 2017 REPORT
September 30, 2017
(Based on International Financial Reporting Standards (“IFRS”) and stated in millions of United States dollars, unless otherwise indicated)
INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q3 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2017	December 31, 2016
A S S E T S
Current Assets
Cash and cash equivalents	$149.0	$252.2
Equity securities	18.7	14.1
Amounts receivable (note 3)	35.8	44.9
Inventory (note 4)	142.7	131.7
Other current assets	24.6	11.6
Total Current Assets	370.8	454.5

Non-Current Assets
Long-term inventory (note 4)	75.4	75.8
Mineral property, plant and equipment (note 5)	1,971.1	1,918.2
Other non-current assets	45.3	43.7
Total Assets	$2,462.6	$2,492.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 6)	$86.0	$94.5
Current portion of debt and financing obligations (note 7)	2.6	3.6
Income taxes payable	4.8	1.5
Dividends payable (note 8(e))	3.0	—
Total Current Liabilities	96.4	99.6

Non-Current Liabilities
Deferred income taxes	268.8	291.0
Decommissioning liabilities	41.4	39.6
Debt and financing obligations (note 7)	1.7	301.3
Other non-current liabilities	0.9	1.3
Total Liabilities	409.2	732.8

E Q U I T Y
Share capital (note 8)	$3,076.4	$2,822.2
Contributed surplus	74.8	70.9
Warrants	4.0	3.5
Accumulated other comprehensive income	10.5	0.4
Deficit	(1,112.3)	(1,137.6)
Total Equity	2,053.4	1,759.4
Total Liabilities and Equity	$2,462.6	$2,492.2
Commitments (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q3 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
OPERATING REVENUES	$128.8	$125.6	$381.1	$350.0

COST OF SALES
Mining and processing	69.2	70.9	225.0	210.1
Royalties (note 13)	3.2	3.5	10.7	9.7
Amortization	28.2	27.8	84.5	87.9
	100.6	102.2	320.2	307.7
EXPENSES
Exploration	2.6	1.6	6.0	3.5
Corporate and administrative	3.6	3.7	10.9	11.7
Share-based compensation (note 8)	1.1	0.9	5.1	9.3
	107.9	108.4	342.2	332.2
EARNINGS FROM OPERATIONS	20.9	17.2	38.9	17.8

OTHER EXPENSES
Finance expense	(1.1)	(5.6)	(7.7)	(17.6)
Foreign exchange gain (loss)	0.7	(2.1)	10.1	(4.7)
Other gains (note 9)	1.6	8.2	4.4	5.1
Loss on redemption of senior secured notes (note 7)	—	—	(29.1)	—
EARNINGS BEFORE INCOME TAXES	$22.1	$17.7	$16.6	$0.6

INCOME TAXES
Current income tax expense	(1.5)	(0.8)	(7.6)	(2.9)
Deferred income tax recovery (expense)	8.2	(12.1)	22.3	5.0
NET EARNINGS	$28.8	$4.8	$31.3	$2.7

Items that may be subsequently reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	—	0.8	—	5.5
Gain on currency hedging instruments, net of taxes	1.7	—	7.4	—
Items that will not be reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	1.1	—	2.7	—
Total other comprehensive income	$2.8	$0.8	$10.1	$5.5
COMPREHENSIVE INCOME	$31.6	$5.6	$41.4	$8.2

EARNINGS PER SHARE (note 8)
– basic	$0.10	$0.02	$0.11	$0.01
– diluted	$0.09	$0.02	$0.10	$0.01
Weighted average number of common shares outstanding (000's)
– basic	300,448	266,969	294,853	264,619
– diluted	303,888	271,447	298,506	267,575
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q3 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For nine months ended
	September 30,	September 30,
	2017	2016
SHARE CAPITAL (note 8)
Balance, beginning of the year	$2,822.2	$2,773.7
Issuance of shares through equity financing, net of issuance costs and deferred taxes	241.8	—
Issuance of shares related to Carlisle acquisition	—	17.5
Issuance of shares related to share-based compensation	2.3	6.6
Issuance of shares related to employee share purchase plan	—	0.9
Issuance of shares related to exercise of warrants	0.5	1.0
Fair value of share-based compensation redeemed	1.2	2.3
Shares issued through flow-through share agreement	8.4	20.1
Balance, end of period	$3,076.4	$2,822.1

CONTRIBUTED SURPLUS
Balance, beginning of the year	$70.9	$69.2
Fair value of share-based compensation redeemed	(1.2)	(3.1)
Equity settled share-based payments related to Carlisle acquisition	—	0.4
Share-based compensation	5.1	3.5
Balance, end of period	$74.8	$70.0

WARRANTS
Balance, beginning of the year	$3.5	—
Issuance of warrants related to Carlisle acquisition	—	2.8
Issuance of warrants, pursuant to the exercise of Carlisle equity instruments	0.5	0.7
Balance, end of period	$4.0	$3.5

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of the year on equity securities	$0.4	($4.4)
Realized disposition of available-for-sale securities, reclassified to net earnings	—	0.3
Unrealized gains on equity securities	3.1	5.2
Deferred income taxes related to equity securities	(0.4)	—
	3.1	1.1

Balance, beginning of the year on currency hedging instruments	—	—
Net gain on currency hedging instruments	9.8	—
Deferred income taxes related to currency hedging instruments	(2.4)	—
	7.4	—
Balance, end of period	$10.5	$1.1

DEFICIT
Balance, beginning of the year	($1,137.6)	($1,114.3)
Dividends (note 8(e))	(6.0)	(5.4)
Net earnings	31.3	2.7
Balance, end of period	($1,112.3)	($1,117.0)

TOTAL EQUITY	$2,053.4	$1,779.7
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q3 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
CASH PROVIDED BY:
OPERATING ACTIVITIES
Net earnings for the period	$28.8	$4.8	$31.3	$2.7
Adjustments for items not involving cash:
Amortization	28.2	27.8	84.5	87.9
Foreign exchange (gain) loss	(0.7)	2.1	(10.1)	4.7
Current income tax expense	1.5	0.8	7.6	2.9
Deferred income tax (recovery) expense	(8.2)	12.1	(22.3)	(5.0)
Share-based compensation	1.1	0.9	5.1	9.3
Finance expense	1.1	5.6	7.7	17.6
Loss on redemption of senior secured notes	—	—	29.1	—
Other non-cash items (note 10)	(0.5)	(8.0)	(2.3)	(6.1)
Changes in working capital and cash taxes (note 10)	(7.9)	(9.4)	(15.7)	(16.6)
	43.4	36.7	114.9	97.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(38.2)	(37.2)	(123.3)	(109.0)
Purchase of Lynn Lake gold project royalty (note 5)	—	—	(6.7)	—
Other	—	(0.6)	3.6	(3.1)
	(38.2)	(37.8)	(126.4)	(112.1)
FINANCING ACTIVITIES
Net proceeds from bought deal financing	—	—	239.1	—
Repayment of senior secured notes	—	—	(327.2)	—
Repayment of equipment financing obligations	(1.1)	(2.0)	(3.5)	(5.9)
Interest paid	—	—	(12.2)	(12.2)
Revolving credit facility transaction fees	(2.1)	—	(2.1)	(1.1)
Proceeds from the exercise of options and warrants	0.6	4.1	3.4	7.4
Dividends paid	—	—	(3.0)	(2.7)
Proceeds from issuance of flow-through shares	11.7	—	11.7	20.4
	9.1	2.1	(93.8)	5.9
Effect of exchange rates on cash and cash equivalents	1.0	(0.5)	2.1	(0.2)
Net increase (decrease) in cash and cash equivalents	15.3	0.5	(103.2)	(9.0)
Cash and cash equivalents - beginning of period	133.7	273.4	252.2	282.9
CASH AND CASH EQUIVALENTS - END OF PERIOD	$149.0	$273.9	$149.0	$273.9
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q3 2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2017 and 2016
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc., a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson mine in Canada, and the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2016, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2017:
The Company adopted IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting, which aligns hedge accounting more closely with risk management.
During the nine months ended September 30, 2017, the Company designated as hedges foreign currency collars and forwards related to Canadian dollar and Mexican peso expenditures under IFRS 9. The adoption of IFRS 9 did not require the Company to re-state comparative prior period figures, as the adoption of this standard did not have a material impact on the Company’s comparative information. The impact of applying hedge accounting during the nine months ended September 30, 2017 is outlined in note 12.
Amendments to IAS 12, Income Taxes. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendments had no impact on the condensed interim consolidated financial statements.

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Q3 2017 FINANCIAL REPORT

Future accounting standard changes, not effective as of September 30, 2017:
On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sale agreements. The Company does not anticipate any changes in the gross amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.
On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company currently has not determined the impact of adopting IFRS 16, however, is in the process of developing an implementation plan to assess the impact, if any, on its consolidated financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 31, 2017.

3.	AMOUNTS RECEIVABLE

	September 30, 2017	December 31, 2016
Sales tax receivables
Canada	$2.1	$2.3
Mexico	26.5	36.2
Other	0.9	0.5
Concentrate receivable	2.2	1.7
Other receivables	4.1	4.2
	$35.8	$44.9

4.	INVENTORY

	September 30, 2017	December 31, 2016
In-process precious metals	$125.6	$120.7
Ore in stockpiles	39.3	37.6
Parts and supplies	40.5	35.7
Dore, refined precious metals and gold in concentrate	12.7	13.5
	218.1	207.5
Less: Long-term inventory	(75.4)	(75.8)
	$142.7	$131.7
Long term inventory consists of heap leach and long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three and nine months ended September 30, 2017 was $70.9 million and $231.2 million (three and nine months ended September 30, 2016 - $72.8 million and $215.9 million). The amount of inventories recognized in amortization costs for the three and nine months ended September 30, 2017 was $28.2 million and $84.5 million (three and nine months ended September 30, 2016 - $27.8 million and $87.9 million).

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Q3 2017 FINANCIAL REPORT

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2015	$922.9	$1,286.7	$48.4	$244.3	$2,502.3
Additions	67.4	56.3	17.8	16.9	158.4
Acquisition of Carlisle Goldfields	—	—	—	19.9	19.9
Transfer from other assets	—	—	—	4.2	4.2
Disposals	(6.7)	—	—	—	(6.7)
At December 31, 2016	$983.6	$1,343.0	$66.2	$285.3	$2,678.1
Additions	50.9	41.4	10.1	31.1	133.5
Disposals	(1.5)	—	—	—	(1.5)
At September 30, 2017	$1,033.0	$1,384.4	$76.3	$316.4	$2,810.1

Accumulated amortization and impairment charges
At December 31, 2015	$206.5	$425.2	$5.1	$6.3	$643.1
Amortization	69.0	49.9	—	—	118.9
Disposals	(2.1)	—	—	—	(2.1)
At December 31, 2016	$273.4	$475.1	$5.1	$6.3	$759.9
Amortization	43.3	36.6	—	—	79.9
Disposals	(0.8)	—	—	—	(0.8)
At September 30, 2017	$315.9	$511.7	$5.1	$6.3	$839.0

Net carrying value
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2
At September 30, 2017	$717.1	$872.7	$71.2	$310.1	$1,971.1
The net carrying values by segment (note 11) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$586.9	$777.4	$71.2	—	$1,435.5
Mulatos	118.2	94.6	—	—	212.8
El Chanate	3.8	0.7	—	—	4.5
Corporate and other	8.2	—	—	310.1	318.3
At September 30, 2017	$717.1	$872.7	$71.2	$310.1	$1,971.1

Young-Davidson	$580.7	$789.2	$61.1	—	$1,431.0
Mulatos	121.6	76.9	—	—	198.5
El Chanate	2.6	1.8	—	—	4.4
Corporate and other	5.3	—	—	279.0	284.3
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2

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Q3 2017 FINANCIAL REPORT

Other
The carrying value of construction in progress at September 30, 2017 was $67.6 million (December 31, 2016 - $52.5 million).
For the three and nine months ended September 30, 2017, the Company capitalized nil and $2.0 million of interest to capital projects (for the three and nine months ended September 30, 2016 - $2.0 million and $5.3 million). The applicable capitalization rate for general borrowings was 8.62% (2016 - 8.62%).
In the second quarter of 2017, the Company purchased an outstanding royalty on the Lynn Lake gold project for $6.7 million, which has been capitalized to mineral property, plant and equipment.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2017	December 31, 2016
Trade accounts payable and accrued liabilities	$73.5	$75.6
Royalties payable	3.2	3.6
Interest payable	—	6.1
Share-based compensation liability	6.9	6.8
Derivative liabilities (note 12)	0.3	2.4
Other	2.1	—
	$86.0	$94.5

7.	DEBT AND FINANCING OBLIGATIONS

	September 30, 2017	December 31, 2016
Revolving credit facility (a)	—	—
Senior secured notes (b)	—	$297.6
Equipment financing obligations	$4.3	$7.3
	$4.3	$304.9
Less: Current portion	($2.6)	($3.6)
	$1.7	$301.3

(a) Revolving credit facility

On September 21, 2017, the Company amended and increased its existing undrawn revolving credit facility (the "Facility") from $150.0 million to $400.0 million. The maturity date of the Facility has been extended to September 20, 2021. The amended Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2017, the Company is in compliance with the covenants and the Facility is fully undrawn.

During the three months ended September 30, 2017, the Company incurred costs of $2.1 million to amend the Facility. These costs will be amortized into net earnings over the term of the Facility.

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Q3 2017 FINANCIAL REPORT

(b) Senior secured notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million.

On April 3, 2017, the Company redeemed the senior secured notes on the first available prepayment date at 103.875% of face value for $327.2 million, plus accrued interest to the date of redemption of $12.2 million. In connection with the redemption of the notes, the Company recorded a pre-tax loss of $29.1 million, being the difference between the carrying amount of the senior secured notes, inclusive of the prepayment option embedded derivative, and the redemption amount. In addition, the Company recorded a deferred tax recovery of $7.3 million on the redemption.

8.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2015	257,070,005	2,773.7
Shares issued through:
The acquisition of Carlisle Goldfields	4,788,039	17.5
Share-based employment compensation plans	1,457,872	9.7
Exercise of warrants	432,191	1.2
Flow-through share financing	3,328,388	20.1
Outstanding at December 31, 2016	267,076,495	$2,822.2
Shares issued through:
Equity financing (i)	31,450,000	241.8
Share-based employment compensation plans	522,084	3.5
Exercise of warrants	303,482	0.5
Flow-through share financing (ii)	1,301,535	8.4
Outstanding at September 30, 2017	300,653,596	$3,076.4
(i)     Equity financing
On February 9, 2017, the Company completed an equity financing with a syndicate of underwriters, pursuant to which, on a bought deal basis, 31,450,000 common shares of the Company were issued at a price of $7.95 per common share, for aggregate gross proceeds to the Company of $250.0 million. Transaction costs related to equity financing were $10.9 million, and the Company recognized a corresponding deferred tax asset of $2.7 million.
(ii)     Flow-through share financing
On July 13, 2017, the Company completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of CAD $12.0 million (at a price per share of CAD $10.87) and a Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of CAD $3.0 million (at a price per share of CAD $15.15), both at premiums to the share price on the date of issuance. The premium on issuance created a flow-through share liability of $3.2 million. The Company has incurred qualifying expenditures in the quarter to reduce this liability by $1.1 million.

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Q3 2017 FINANCIAL REPORT

b)	Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2015	10,237,362	$12.15
Granted	1,620,000	3.75
Conversion of Carlisle options to Alamos (note 5)	462,954	9.69
Exercised	(1,099,749)	7.63
Expired	(1,708,931)	13.56
Outstanding at December 31, 2016	9,511,636	$10.87
Granted	578,490	9.62
Exercised	(490,507)	6.21
Expired	(1,359,709)	16.92
Outstanding at September 30, 2017	8,239,910	$10.06

During the nine months ended September 30, 2017, the weighted average share price at the date of exercise for stock options exercised was CAD $9.99 per share.

Stock options granted
During the nine months ended September 30, 2017, the Company granted 578,490 stock options (nine months ended September 30, 2016 - 1,620,000 stock options). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the nine months ended:	September 30, 2017	September 30, 2016
Weighted average share price at grant date (CAD$)	$9.62	$3.75
Risk-free rate	0.91% - 1.35%	0.32% - 0.92%
Expected dividend yield	0.70%	0.70%
Expected stock price volatility (based on historical volatility)	57%	49%
Expected life of option (months)	36 - 84	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	$4.27	$1.52
Stock options outstanding and exercisable as at September 30, 2017:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 - $7.00	1,642,036	3.68	5.28	562,036	3.54
$7.01 - $11.00	3,660,734	8.17	2.68	2,556,275	7.98
$11.01 - $15.00	1,064,029	14.07	0.85	1,064,029	14.07
$15.01 - $19.00	1,666,225	16.34	0.83	1,666,225	16.34
$19.01 - $23.00	206,886	20.88	0.91	206,886	20.88
	8,239,910	$10.06	2.54	6,055,451	$11.38

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Q3 2017 FINANCIAL REPORT

c)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2015	1,404,325	2,471,462	276,930	273,363
Granted	574,088	—	130,009	340,188
Forfeited	(257,345)	(729,816)	(15,313)	(102,156)
Settled	(310,876)	(252,071)	(13,281)	(87,142)
Outstanding units, December 31, 2016	1,410,192	1,489,575	378,345	424,253
Granted	489,344	—	101,502	268,818
Forfeited	(46,176)	(265,865)	—	(65,451)
Settled	(38,144)	(117,809)	—	(18,405)
Outstanding units, September 30, 2017	1,815,216	1,105,901	479,847	609,215
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of SARs is in cash, and RSUs, DSUs and PSUs are either cash or equity settled.
d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For the three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Net earnings	$28.8	$4.8	$31.3	$2.7
Weighted average number of common shares outstanding (in thousands)	300,448	266,969	294,853	264,619
Basic earnings per share	$0.10	$0.02	$0.11	$0.01

Dilutive effect of potential common share equivalents	3,440	4,478	3,653	2,956

Diluted weighted average number of common shares outstanding (in thousands)	303,888	271,447	298,506	267,575
Diluted earnings per share	$0.09	$0.02	$0.10	$0.01
The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as the exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $9.21 and CAD $9.77 for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 - CAD $11.34 and CAD $8.59).

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Q3 2017 FINANCIAL REPORT

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
(thousands)	2017	2016	2017	2016
Stock options	3,553	4,251	2,974	4,977
Warrants	12,203	7,168	12,203	11,310
	15,756	11,419	15,177	16,287
(e)    Dividends
On April 28, 2017, the Company paid a dividend of $3.0 million or $0.01 per share.
On September 29, 2017, the Company declared a dividend of $3.0 million or $0.01 per share. The dividend is payable on October 31, 2017 to shareholders of record as of the close of business on October 16, 2017.
(f)    Share purchase warrants
The Company has the following share purchase warrants ("Warrants"), outstanding as at September 30, 2017 related to past acquisitions:

	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	CAD
Warrants - Esperanza (AGI.WT)	7,167	7,167	$28.46	August 30, 2018
Warrants - Carlisle (AGI.WT.A)	5,036	5,036	$10.00	January 7, 2019
	12,203	12,203
The Warrants issued in relation to the Esperanza acquisition in 2013 are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net loss. The Company recorded gains of $0.4 million and $2.1 million recorded in other gains for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 - loss of $1.6 million and $2.0 million).

9.	OTHER GAINS
Other gains (losses) recorded in net earnings (loss) for the three and nine months ended:

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Unrealized (loss) gains on non-hedged derivatives	($0.2)	$0.1	$0.1	($3.6)
Reduction of obligation to renounce flow-through exploration expenditures	1.1	0.5	1.1	1.3
Fair value adjustment on prepayment option embedded derivative	—	8.4	—	10.2
Loss on disposal of assets	(0.7)	(0.7)	(1.0)	(1.9)
Interest income	0.3	0.4	2.2	1.5
Other	1.1	(0.5)	2.0	(2.4)
	$1.6	$8.2	$4.4	$5.1

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Q3 2017 FINANCIAL REPORT

10.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid for the three and nine months ended:

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Amounts receivable	$8.3	($1.2)	$13.8	($1.4)
Inventory	(12.4)	(8.6)	(14.7)	(17.9)
Advances and prepaid expenses	(2.9)	2.0	(4.5)	(2.3)
Accounts payable and accrued liabilities	(0.9)	(1.6)	(8.8)	(8.2)
Income taxes (paid) refunded	—	—	(1.5)	13.2
	($7.9)	($9.4)	($15.7)	($16.6)

Interest received	$0.3	$0.4	$2.2	$1.5
Other non-cash items for the three and nine months ended:

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Unrealized loss (gain) on non-hedged derivatives	$0.2	($0.1)	($0.1)	$3.6
Gain prepayment option fair value adjustment	—	(8.4)	—	(10.2)
Reduction of obligation to renounce flow-through exploration expenditures	(1.1)	(0.5)	(1.1)	(1.3)
Loss on disposal of assets	0.7	0.7	1.0	1.9
Other non-cash items	(0.3)	0.3	(2.1)	(0.1)
	($0.5)	($8.0)	($2.3)	($6.1)

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Q3 2017 FINANCIAL REPORT

11.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson mine is the only operating asset in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

For the three Months Ended September 30, 2017
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$70.8	$38.9	$19.1	—	$128.8
Cost of sales
Mining and processing	30.4	21.8	17.0	—	69.2
Royalties	1.2	2.0	—	—	3.2
Amortization	21.8	5.2	1.2	—	28.2
	53.4	29.0	18.2	—	100.6
Expenses
Exploration	—	2.3	—	0.3	2.6
Corporate and administrative	—	—	—	3.6	3.6
Share-based compensation	—	—	—	1.1	1.1
Earnings (loss) from operations	$17.4	$7.6	$0.9	($5.0)	$20.9
Finance expense					(1.1)
Foreign exchange gain					0.7
Other gains					1.6
Earnings before income taxes					$22.1

For the nine months ended September 30, 2017
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$182.9	$137.4	$60.8	—	$381.1
Cost of sales
Mining and processing	90.8	78.0	56.2	—	225.0
Royalties	3.3	7.4	—	—	10.7
Amortization	61.2	19.9	3.4	—	84.5
	155.3	105.3	59.6	—	320.2
Expenses
Exploration	—	4.9	—	1.1	6.0
Corporate and administrative	—	—	—	10.9	10.9
Share-based compensation	—	—	—	5.1	5.1
Earnings (loss) from operations	$27.6	$27.2	$1.2	($17.1)	$38.9
Finance expense					(7.7)
Foreign exchange gain					10.1
Other gains					4.4
Loss on redemption of senior secured notes					(29.1)
Earnings before income taxes					$16.6
1. Corporate and other consists of corporate balances and exploration and development projects.

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Q3 2017 FINANCIAL REPORT

For the three Months Ended September 30, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$59.2	$44.7	$21.7	—	$125.6
Cost of sales
Mining and processing	25.8	27.4	17.7	—	70.9
Royalties	1.1	2.4	—	—	3.5
Amortization	18.8	7.2	1.8	—	27.8
	45.7	37.0	19.5	—	102.2
Expenses
Exploration	—	0.7	—	0.9	1.6
Corporate and administrative	—	—	—	3.7	3.7
Share-based compensation	—	—	—	0.9	0.9
Earnings (loss) from operations	13.5	7.0	$2.2	($5.5)	$17.2
Finance expense					(5.6)
Foreign exchange loss					(2.1)
Other gains					8.2
Earnings before income taxes					$17.7

For the nine months ended September 30, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$160.7	$126.5	$62.8	—	$350.0
Cost of sales
Mining and processing	80.9	76.0	53.2	—	210.1
Royalties	2.9	6.8	—	—	9.7
Amortization	55.8	25.0	7.1	—	87.9
	139.6	107.8	60.3	—	307.7
Expenses
Exploration	—	1.3	—	2.2	3.5
Corporate and administrative	—	—	—	11.7	11.7
Share-based compensation	—	—	—	9.3	9.3
Earnings (loss) from operations	21.1	17.4	$2.5	($23.2)	$17.8
Finance expense					(17.6)
Foreign exchange loss					(4.7)
Other gains					5.1
Earnings before income taxes					$0.6

1.	Corporate and other consists of corporate balances and exploration and development projects.

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Q3 2017 FINANCIAL REPORT

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total liabilities
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Young-Davidson	$1,570.7	$1,548.9	$241.7	$260.4
Mulatos	357.2	335.5	98.9	88.4
El Chanate	111.4	113.5	23.4	27.8
Corporate/other	423.3	494.3	45.2	356.2
Total assets and liabilities	$2,462.6	$2,492.2	$409.2	$732.8

12.	FINANCIAL INSTRUMENTS
IFRS 9 - Financial Instruments
The Company has adopted IFRS 9, with an initial application date of January 1, 2017. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application.
The adoption of the expected credit loss impairment model had no impact on the Company’s financial statements. The Company's financial instruments are accounted for as follows under IFRS 9 as compared to the Company's previous policy in accordance with IAS 39:

	IAS 39	IFRS 9

Cash and cash equivalents	Fair value through profit or loss	Amortized cost
Equity securities	Available-for-sale	Fair value through OCI
Amounts receivable	Loans and receivable	Amortized cost
Prepayment option embedded derivative	Fair value through profit or loss	Fair value through profit or loss
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt and financing obligations	Amortized cost	Amortized cost
Non-hedged derivatives	Fair value through profit or loss	Fair value through profit or loss
Hedging Derivatives	Fair value through OCI	Fair value through OCI
The Company has adopted the standard retroactively effective January 1, 2017 and elected not to retroactively restate comparative periods. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but resulted in certain additional disclosures. There was no impact on carrying values and equity as at January 1, 2017 as a result of the adoption of the standard and no measurement differences as result of adopting IFRS 9.
As a result of the adoption of IFRS 9, the Company's accounting policy for financial instruments has been updated as follows:
Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss, amortized cost, or fair value through other comprehensive income. The Company determines the classification of its financial assets at initial recognition.
i. Financial assets recorded at fair value through profit or loss
Financial assets are classified at fair value if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net earnings or loss.

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Q3 2017 FINANCIAL REPORT

ii. Amortized cost
Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at fair value through profit and loss: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’. The Company’s amounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount.
iii. Fair value through other comprehensive income ("OCI")
For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value remains in OCI and is not recycled to profit or loss.
iv.. Reclassifications
Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.
Financial liabilities
For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.
Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.
Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies compared to the USD. Derivative financial instruments are measured at fair value at each reporting period.
Non-hedged derivative financial instruments
All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedged derivative financial instruments are included in net earnings or loss as non-hedged derivative gains or losses.
Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of other comprehensive income when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in net earnings or loss. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income.

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Q3 2017 FINANCIAL REPORT

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in net earnings or loss. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to net earnings or loss immediately.
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at September 30, 2017. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30, 2017		December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Financial assets
Fair value through profit or loss
Prepayment option embedded derivative	—	—	—	9.6
Gold options	—	1.1	—	3.3
Fair value through OCI
Equity securities	18.7	—	14.1	—
Currency hedging derivative instruments	—	9.8	—	—

Financial liabilities
Fair value through profit or loss
Share purchase warrants	(0.3)	—	(2.4)	—
Currency derivative instruments	—	—	—	(3.3)
	$18.4	$10.9	$11.7	$9.6
The methods of measuring financial assets and liabilities has not changed during the nine months ended September 30, 2017. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

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Q3 2017 FINANCIAL REPORT

Derivative Instruments

The fair value of derivative instruments is as follows:

	September 30,	December 31,
	2017	2016

Derivatives designated as hedging instruments
Currency hedging derivative instruments	$9.8	—

Derivatives not designated as hedging instruments
Gold option asset	$1.1	$3.3
Currency derivative instruments	—	(3.3)
Share purchase warrants liability	(0.3)	(2.4)
	$0.8	($2.4)

Currency derivative instruments
The Company enters into option and forward contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
During the nine months ended September 30, 2017, the Company has designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso purchases. These derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:

•
An economic relationship exists between the hedged item and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange rates). There are no significant reasons or causes for the designated hedged item and hedging instrument to be mismatched since the hedging instrument matures during the same month as the expected hedged expenditures is incurred (hedged item). The correlation between the foreign exchange rate of the hedged item and the hedging instrument should be highly correlated and closely aligned as the maturity and the notional amount are the same.

•	The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk that is hedged with a foreign currency hedging instrument.

•	Credit risk is not material in the fair value of the hedging instrument.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.

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Q3 2017 FINANCIAL REPORT

The effective portion of the changes in fair value of the hedging instrument for the three and nine months ended September 30, 2017 recorded in accumulated other comprehensive income are:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Balance, beginning of the period	$5.7	—	—	—
Unrealized gains on currency instruments	3.8	—	12.4	—
Less: realized gains on CAD currency instruments	(1.1)	—	(1.5)	—
Less: realized gains on MXN currency instruments	(0.5)	—	(1.1)	—
Deferred income tax related to hedging instruments	(0.5)	—	(2.4)	—
Balance, September 30, 2017	$7.4	—	$7.4	—
For the three and nine months ended September 30, 2017, the Company did not recognize any ineffectiveness on the hedging instruments.
The contracts, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collars and forwards	54	1.29	1.39
2018	Collars and forwards	156	1.33	1.37
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2017	Collars and forwards	345.0	19.03	21.50
2018	Forwards	240.0	18.78	—
The fair value of these contracts was an asset of $9.8 million at September 30, 2017 (December 31, 2016 - liability of $3.3 million). For the three and nine months ended September 30, 2017, the Company realized gains on foreign currency derivative instruments of $2.4 million, and $3.4 million. Of these gains only $1.6 million and $2.6 were eligible to be recognized in accumulated other comprehensive income under hedge accounting for the three and nine months ended September 30, 2017 (for the three and nine months ended September 30, 2016 - $nil and losses of $1.0 million).
The following table illustrates unrealized gains (losses) on foreign currency contracts:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Foreign currency hedged contracts
Unrealized gains	$3.8	—	$12.4	—

Foreign currency non-hedged contracts
Unrealized gains (loss)	—	(0.1)	2.7	2.4
	$3.8	($0.1)	$15.1	$2.4

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Q3 2017 FINANCIAL REPORT

Gold option contracts

As at September 30, 2017, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,244 per ounce for the remainder of 2017 and $1,270 per ounce for a minimum average realized gold price, regardless of the movement in gold prices during 2018.
The following gold collar contracts are outstanding as of September 30:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2017	49,320	$1,244	$1,407
2018	50,100	$1,270	$1,444

The fair value of these contracts was an asset of $1.1 million at September 30, 2017 (December 31, 2016 - asset of $3.0 million). The options mature through 2017 and 2018.
For the three and nine months ended September 30, 2017, the Company realized a loss of $0.2 million and $0.4 million, respectively, related to the settlement of option contracts (for the three and nine months ended September 30, 2016 - realized losses of $0.9 million and $2.7 million). Total unrealized losses for the three and nine months ended September 30, 2017 was a gain of $0.6 million and a loss of $2.0 million (for the three and nine months ended September 30, 2016 - unrealized gains of $0.5 million and $0.3 million losses). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.

13.	COMMITMENTS
Capital commitments
As of September 30, 2017, the Company has $8.2 million in committed capital purchases (December 31, 2016 - $2.8 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the "Royal Gold royalty"). Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at September 30, 2017, the royalty was paid or accrued on approximately 1.8 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $1.8 million and $6.7 million for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 - $2.4 million and $4.8 million). In addition, the royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.2 million and $0.7 million for the three and nine months ended September 30, 2017 payable to the Mexican government (three and nine months ended September 30, 2016- $0.3 million and $0.5 million).
The Company is required to pay AuRico Metals a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three and nine months ended September 30, 2017, the Company recorded a royalty expense of $1.0 million and $2.8 million (three and nine months ended September 30, 2016 - $0.9 million and $1.8 million). In addition, other royalties related to production at Young-Davidson totaled $0.2 million and $0.5 million for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 - $0.1 million and $0.4 million).
A third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company has not recorded an accrual for this royalty at September 30, 2017 as the project is not in production. The Company is also subject to a sliding-scale state royalty on production in Turkey, subject to certain deductions.
A third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at September 30, 2017, as the project is not in production.

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14.	PROPOSED ACQUISITION OF RICHMONT MINES INC.
On September 11, 2017, the Company announced that they have entered into a definitive agreement (the "Agreement") whereby Alamos will acquire all of the issued and outstanding shares of Richmont Mines Inc. ("Richmont") by way of a statutory arrangement under the Business Corporations Act (Quebec), pursuant to a plan of arrangement (the "Transaction").
Under the terms of the Agreement, all of the Richmont issued and outstanding common shares will be exchanged on the basis of 1.385 Alamos common shares for each Richmont common share. The Exchange Ratio implied consideration of C$14.20 per Richmont common share, based on the closing price of Alamos common shares on the Toronto Stock Exchange ("TSX") on September 8, 2017, representing a 22% premium to Richmont's closing price and a 32% premium based on both companies' 20-day volume-weighted average prices as at September 8, 2017. Upon completion of the Transaction, existing Alamos and Richmont shareholders will own approximately 77% and 23% of the combined company, respectively.
Completion of the Arrangement is subject to shareholder approval and the approval of the Superior Court of Québec. The shareholder vote is scheduled for November 16, 2017.
Concurrent with the announcement of the Arrangement Agreement, Richmont announced the sale of the Quebec Assets to Monarques Gold Corporation (“Monarques”) in exchange for share consideration. The sale closed on October 2, 2017. Richmont acquired 40,348,203 common shares of Monarques, representing 19.9% of the outstanding common shares.

23	Alamos Gold Inc.